Exhibit 99.1

Ballard CFO Recognized in Transformation Agent Category of the '2017 BC CFO Awards'

VANCOUVER, May 10, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's Vice President and Chief Financial Officer – Mr. Tony Guglielmin – has been selected as the winner in the Transformation Agent category of the "2017 BC CFO Awards".

Business in Vancouver and the Chartered Professional Accountants of British Columbia have partnered to select winners in a number of categories for this 7th annual series of awards – further details are available at this website: https://www.biv.com/events/event/468/date/2017/6/2/. Mr. Guglielmin and winners in other categories will be honored at a gala event being held at The Fairmont Waterfront Hotel in Vancouver on the evening of Thursday, June 1st.

"We are extremely proud to see Tony's hard work and accomplishments formally recognized by his peers in the finance and accounting profession," noted Randy MacEwen, Ballard President and CEO. "Our Company has undergone significant transformation over the past 18 months, representing tremendous progress that would not have been possible without Tony's financial, transactional and organizational leadership in the CFO role. Also, Tony has consistently ensured a high degree of integrity and transparency in Ballard's approach to investor communications, including financial reporting."

Tony Guglielmin said, "With our talented and innovative team, leading technology and products, unique market experience, recognized brand and strong balance sheet, Ballard is the global leader in the hydrogen fuel cell industry and is at the forefront in the growing clean energy space. We are continuing our journey with compelling customer value propositions, exciting growth trends and improving financial results. I want to thank the entire team at Ballard for their collective hard work and commitment to our important mission."

Over the past 18 months, Mr. Guglielmin was instrumental in the delivery of a number of key transactions and developments at Ballard, including:

•	The acquisition of Protonex Technologies, a leading provider of portable power managers for the U.S. military.
•	$5.0 million strategic investment by Nisshinbo Holdings, a long-time Japanese supplier of bipolar plates.
•	The strategic sale of the methanol Backup Power business for up to $6.1 million.
•	The implementation of more than $6.0 million in annualized cost savings as a result of a rationalization program.
•	$28.3 million strategic investment by Broad-Ocean Motor, a leading Chinese manufacturer of motors for electric vehicles, and an estimated $25 million technology transfer transaction to enable Broad-Ocean Motor to manufacture Ballard modules in three Chinese cities.
•	Closing of a technology transfer, licensing, supply and joint venture agreement transaction to localize fuel cell stack manufacturing in China with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd., with an estimated revenue value to Ballard of $170 million over 5 years.
•	Strong 2016 financial results, including: 51% year-on-year revenue growth; 10-point year-on-year improvement in gross margin; record positive Adjusted EBITDA of $1.8 million in Q4; 81% increase in cash reserves to $72.6 million at year-end.
•	The implementation of an ERP (Enterprise Resource Planning) system.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/10/c3340.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 10-MAY-17